As filed with the Securities and Exchange Commission on March 11, 2020

No. 333-___

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Boomer Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada	4700	36-4833921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8670 W. Cheyenne Avenue, Las Vegas, NV 89129

(888)-266-6370

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	REMO	OTC Markets

Michael Quaid

Chief Executive Officer

Boomer Holdings Inc.

8670 W. Cheyenne Avenue

Las Vegas, NV 89129

(888)-266-6370

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Peter Campitiello, Esq.

McCarter & English, LLP

Two Tower Center Boulevard, 24th Floor

East Brunswick, New Jersey 08816

(732) 867-9741

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum Aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.001 per share,	4,583,752	$2.75	$12,605,318	$1,636.18
Total:			$12,605,318	$1,636.18

(1)	The common stock will be offered for resale by selling stockholders pursuant to the prospectus contained herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional common shares as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.
(2)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee. The maximum price per security and the maximum aggregate offering price are based on the average of the bid and the ask price of the Registrant’s Common Stock as reported on the OTC Markets on March 10, 2020, which date is within five business days prior to filing this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Subject to Completion, Dated March 11, 2020

4,583,752 Shares of Common Stock

This prospectus relates to the re-sale by the selling stockholders identified in this prospectus, or their assigns (each a “Selling Stockholder” and, collectively, the “Selling Stockholders”) of up to an aggregate of 4,583,752 shares of common stock, par value $0.001 per share (the “Common Stock”), of Boomer Holdings Inc., a Nevada corporation (“Boomer” or the “Company”).

The shares offered by this prospectus may be sold by the Selling Stockholders or their transferees, pledgees, donees or assigns or other successors-in-interest that receive any of the shares as a gift, distribution, or other non-sale related transfer from time to time in the over-the-counter market or any other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, as described under “Plan of Distribution” herein.

All net proceeds from the sale of the shares of Common Stock covered by this prospectus will go to the Selling Stockholders. We will receive none of the proceeds from the sale of the shares of Common Stock covered by this prospectus by the Selling Stockholders. We may receive proceeds upon the exercise of outstanding warrants for shares of Common Stock covered by this prospectus if the warrants are exercised for cash. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the Selling Stockholders will be borne by them.

Our Common Stock trades on the OTC Markets under the symbol “REMO”. On January 10, 2020, we effected a three-for-one forward split of our Common Stock (the “Forward Split”) by filing our Amended and Restated Articles of Incorporation with the Secretary of State of Nevada. However, the Forward Split has not taken effect on the OTC Markets, therefore the information contained in this prospectus has not been adjusted to give effect to the Forward Split.

The Selling Stockholders may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of the Registered Shares.

Investing in the Common Stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 11, 2020

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed on behalf of the Selling Stockholders with the Securities and Exchange Commission (the “SEC” or the “Commission”) to permit the Selling Stockholders to sell the Registered Shares described in this prospectus in one or more transactions. The Selling Stockholders and the plan of distribution of the Registered Shares being offered by them are described in this prospectus under the headings “Selling Stockholders” and “Plan of Distribution.”

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since that date. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and you should consider, among other things, the matters set forth under “Risk Factors” and our financial statements and related notes thereto appearing elsewhere in this prospectus. In this prospectus, except as otherwise indicated, “Boomer,” “Boomer Holdings,” the “Company,” “we,” “our,” and “us” refer to Boomer Holdings Inc., a Nevada corporation and its subsidiaries.

Company Overview

Boomer Naturals Holdings Inc., through its wholly-owned subsidiary Boomer Naturals, Inc., a Nevada corporation, provides wellness solutions to multiple target markets through multiple sales channels, including retail locations, e-commerce, and wholesale distribution networks. Boomer sells health and wellness products and services geared toward alleviating pain, anxiety and improving general wellness through our proprietary lines of CB5 products. CB5 formula is the first FDA-compliant alternative that fully supports the body’s endocannabinoid system (ECS). This revolutionary breakthrough combines five natural and powerful ingredients that target the ECS.

Since our products do not contain any CBD or THC and all of our ingredients are on the FDA’s GRAS (Generally Recognized as Safe List), Boomer Naturals is able to advertise on Google, Facebook, Yahoo, Bing, YouTube, Instagram, and all national television networks. CBD and cannabis companies are not allowed to advertise on any of these channels. This allows Boomer Naturals to advertise creating brand recognition that our CBD competitors cannot. With many millions of people searching on the Internet monthly for CBD or CBD alternative products for pain, anxiety, inflammation, and sleep, being able to advertise is a huge advantage.

Boomer Naturals has obtained certificates of free sale to export our CB5 products to over 20 countries outside of the United States. The United States does not offer export certificates for CBD or THC products allowing Boomer Naturals to service the needs of the alternative wellness market globally.

The CB5 products were developed by neurosurgeon, Dr. Markus Chwajol https://boomernaturals.com/wellness-advisory-board/markus-chwajol/. The Boomer CB5 products contain a powerful combination of terpenes that interact with three known cannabinoid receptors and possibly a fourth, while the standard products in the industry interact only with one. The product contains all-natural ingredients which are all listed on the Generally Recognized as Safe list of the Food and Drug Administration and was developed by a practicing brain surgeon who is an expert in natural ingredients and CB receptors.

Boomer focuses on wellness solutions for the 50 and older age demographic through the development of products using the Boomer proprietary CB5 formula. The CB5 formula includes a variety of terpenes that are compliant with FDA guidelines as all ingredients are listed on the Generally Recognized as Safe list. The solutions include products to alleviate pain, reduce anxiety, increase sleep quality, as well as offer cosmetic benefits. In addition, Boomer offers a full line of products to benefit the health of pets, including those suffering from seizures.

Recent Developments

On December 12, 2019, Marina Funt, the Company’s former principal shareholder, Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director, consummated the sale of 8,000,000 shares of Common Stock (the “Shares”) to Boomer Natural Wellness, Inc. (“BNW”). The acquisition of the Shares, which represented approximately 76% of the Company’s shares of outstanding Common Stock, resulted in a change in control of the Company. In connection with the sale of the Shares, Ms. Funt waived, forgave and discharged any indebtedness of any kind owed to her by the Company.

Also on December 12, 2019, in connection with the sale of the Shares, Daniel Capri was appointed a Director of the Registrant and, upon Ms. Funt’s resignation, was appointed to serve as the Registrant’s President, Treasurer and Secretary.

On January 7, 2020, the Company executed an Agreement of Merger and Plan of Share Exchange (the “Exchange Agreement”), with BNW, Boomer Naturals Holdings, Inc., a Nevada corporation (“Boomer”), Boomer Naturals, Inc., and the shareholders of Boomer (the “Exchange”). Upon consummation of the transactions set forth in the Exchange Agreement (the “Closing”), the Company adopted the business plan of Boomer. Pursuant to the terms of the Agreement, the Company agreed to acquire all of the outstanding shares of Boomer in exchange for the issuance of an aggregate 40,326,913 pre-split shares (the “Exchange Shares”) of the Company’s Common Stock. Pursuant to the terms of the Exchange Agreement, BNW agreed to retire 8,000,000 shares of the Company’s Common Stock. As a result of the Exchange, Boomer became a wholly-owned subsidiary of the Company and following the consummation of the Exchange, the shareholders of Boomer will beneficially own approximately Ninety-Four Percent (94%) of the issued and outstanding Common Stock of the Company.

At the effective time of the Exchange, Michael Quaid was appointed Chief Executive Officer and Director and Thomas Ziemann as Chief Operating Officer and Director.

Also on January 7, 2020, the Company approved an amendment to its Articles of Incorporation (the “Amendment”) to: change the name of the Company to Boomer Holdings Inc.; effect a forward stock split on the basis of three-to-one (3:1); and to increase the number of authorized shares of capital stock to 210,000,000 of which 200,000,000 shares shall be Common Stock and 10,000,000 shares will be blank-check preferred stock, par value $0.001 per share. The Amendment was effected on January 10, 2019.

On January 10, 2020, Boomer Naturals executed a Trademark License Agreement (the “License Agreement”) with Tommy Bahama Group, Inc. (“Tommy Bahama”) a wholly owned subsidiary of Oxford Industries, Inc. Pursuant to the terms of the License Agreement, Tommy Bahama agreed to license the Tommy Bahama trademark and other intellectual property from Tommy Bahama in connection with the manufacture, sale, distribution, advertisement and promotion of the Company’s products as more fully set forth in the License Agreement. The License Agreement requires the Company to pay minimum royalties for each license year and meet minimum net sales requirements of products under the licensed marks each year. The License Agreement may be terminated by Tommy Bahama before the end of the term for several reasons.

Pursuant to the License Agreement, Boomer Naturals is Tommy Bahama’s exclusive wellness licensed partner. Tommy Bahama recently placed its first order for $500,000 of products from our CB5 line for people and pets. Boomer CB5 is the premier product for Tommy Bahama’s Friend and Family event scheduled for March 2020 with CB5 product placement at cash register countertops in both men’s and women’s departments. Tommy Bahama is expected to give our roll-on as a free gift with purchases during March and has ordered 19,000 roll-ons to give away at their largest retail event of the year. Also beginning in March, Tommy Bahama is expected to send emails to their database with offers from Boomer Naturals and posting offers on their social media platforms reaching approximately 500,000 followers.

Risks of Investing

Investing in our securities involves substantial risks. Potential investors are urged to read and consider the risk factors relating to an investment in the Common Stock set forth under “Risk Factors” in this prospectus as well as other information we include in this prospectus.

Trading Market

Our Common Stock is quoted on the OTC Markets under the symbol “REMO”.

Corporate Information

We were incorporated in the State of Nevada on March 31, 2016 as Remaro Group Corp. On January 10, 2020, the Company filed an amendment to its Articles of Incorporation (the “Amendment”) to: change the name of the Company to Boomer Holdings Inc.; effect a forward stock split on the basis of three-to-one (3:1); and to increase the number of authorized shares of capital stock to 210,000,000 comprised of 200,000,000 shares of Common Stock and 10,000,000 shares of blank-check preferred stock, par value $0.001 per share. Our principal executive offices are located at 8670 W. Cheyenne Avenue, Las Vegas, NV 89129. Our telephone number is (888) 266-6370. Our website address is http://www.bnwhealth.com. Information contained in our website does not constitute any part of, and is not incorporated into, this prospectus.

SUMMARY OF THE OFFERING

Common Stock offered by the Selling Stockholders:	Up to 4,583,752 shares of our Common Stock.

Selling Stockholders:	See “Selling Stockholders” beginning on page 21.

Common Stock outstanding prior to the offering:	42,837,913 shares*

Common Stock outstanding after giving effect to the offering:	42,837,913 shares.

Use of proceeds:	We are not selling any of the shares of Common Stock covered by this prospectus and will receive no proceeds from the sale or other disposition of the shares covered hereby by the Selling Stockholders. All of the proceeds from the sale or other disposition of Common Stock covered by this prospectus will go to the Selling Stockholders. We will bear all costs associated with registering the shares of Common Stock offered by this prospectus. See “Use of Proceeds” beginning on page 12.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities.

Trading Symbol on OTC Markets:	REMO

Transfer agent and registrar	Action Stock Transfer, Inc.
*	Based on 42,837,913 shares of Common Stock outstanding on March 11, 2020 without giving effect to the Forward Split.

RISK FACTORS

Risks Related to the Company

The Company has a limited operating history.

Boomer Naturals, Inc., the Company’s wholly-owned operating subsidiary, was formed in June 2019 and has a limited operating history, assets and operating revenues, and its prospects of future profitable operations may be delayed or never realized. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development of products and services, business planning, market testing, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by preliminary or limited revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

The Company has a short operating history, which makes it difficult to evaluate its prospects, and future financial results and may increase the risk that it will not be successful. The Company has provided certain historical financial information; however, such financial information may not be a reliable indicator of future results. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future.

We have inadequate capital and need for additional financing to accomplish our business and strategic plans.

We have very limited funds, and such funds are not adequate to develop our current business plan. Our ultimate success may depend on our ability to raise additional capital. In the absence of additional financing or significant revenues and profits, the Company will have to approach its business plan from a much different and much more restricted direction, attempting to secure additional funding sources to fund its growth, borrowing money from lenders or elsewhere or to take other actions to attempt to provide funding. We cannot guarantee that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us.

The Company may incur losses as it seeks to grow.

The Company may incur future losses from the launch of new retail stores, inventory buildup that remains unsold, expenses associated with new marketing initiatives, and the growing expenses associated with additional staff necessary to manage Company growth. The extent of losses and the time required to reach profitability are uncertain. There can be no assurance that the Company will be able to obtain or sustain profitability on an ongoing basis.

The Company's success depends on the efforts and abilities of the Management team.

The Company is dependent upon the effort, experience, and abilities of its senior management team. The loss of the services of any of them for any reason could adversely affect the Company's business and operations, and there is no guarantee that the Company could find adequate replacements on a timely basis.

The Company may experience insufficient capital.

Management expects that the Company will need additional capital to fund the Company’s next growth phase. Additional sources of equity capital may not be available when needed or, if available, may only be available on unfavorable terms and in any event would result in the interests of the existing Shareholders being diluted. In such event, the Company may not be able to obtain the financing it needs, in which case the Company's potential growth could be delayed.

Risks Related to the Business of the Company

The health and wellness industry is highly competitive.

The health and wellness industry has extremely low barriers to entry and more companies are expected to enter the sector due to the popularity of the sector, especially during the first few months of a new year. Some of the Company’s current and potential competitors have greater resources for developing additional products, much longer operating histories, and have been marketing to wider audiences. As the Company continues to devote significant resources to developing its customer base, the Company will face significant competition from established companies that may have far greater experience than the Company. Although management believes that the Company is currently able to compete effectively in each of the various markets in which the Company participates, the Company cannot assure that the Company will be able to continue to do so or that the Company will be capable of maintaining or further increasing its current market share. The Company’s failure to compete successfully in its various markets could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our business is subject to changes in consumer preferences and discretionary spending.

Changes in consumer preferences or negative publicity around the CB5 product or industry as a whole could adversely impact Company revenue. The Company's success will also largely depend on various factors affecting discretionary consumer spending, including economic conditions, political conditions, disposable consumer income and consumer confidence, which may vary widely in different markets. Adverse changes in these factors could reduce our sales or impose practical limits on our product pricing, either of which could adversely affect the Company's results of operations.

The success of the Company’s business will depend in part on how favorably consumers perceive of and recognize its brand.

The Company has a pending trademark for Boomer Naturals.  The various names, logos, trademarks, service marks and trade secrets associated with the Company's current and future brands could be imitated in ways that the Company cannot predict or prevent. There is no assurance that the Company’s rights to use such Intellectual Property will be fully enforceable, that other parties will not infringe upon those rights, or that the Company’s competitors will not seek to utilize similar intellectual property. Accordingly, if a third party successfully challenges the Company’s ownership of, or right to use, such marks or if the Company is unable to stop unauthorized use of such marks or if the Company’s licensees of the marks and patents use them in a way that negatively impacts their value, the Company’s business or results of operations could be harmed. The unenforceability of such rights or the failure of other countries to recognize the Company's intellectual property rights could negatively impact the Company’s ability to capitalize on efforts to establish brand equity.

The inability to hire and retain qualified staff could adversely affect operating results. The Company's success will depend in part upon management's ability to attract, motivate and retain a sufficient number of qualified employees, and support staff necessary to conduct its operations.  Qualified individuals of the requisite caliber and quantity needed to fill positions may be in short supply. Also, any material increases in employee turnover rates could have a material adverse effect on the Company’s business, financial condition, operating results or cash flows.

The Company is subject to numerous laws and regulations. The Company’s products are affected by a variety of regulations at the State and Federal levels. The Company will need to constantly monitor developments and adjust to changes in the laws and regulations. Such laws and regulations may change from time to time, and the Company may or may not be able to comply with new requirements. In addition, the cost of compliance may be very high and affect operating income.

The Company sells cosmetics and consumable products that could be subject to potential litigation risk. Although the Company engages high quality manufacturers and suppliers to produce products, it is unknown whether a defective product can cause harm to a person or pet. In the event of such a happening, the Company will likely be threatened with potential litigation from an injured party. In order to mitigate said risk, the Company shall maintain product liability insurance of at least $2,000,000.

Risks Related to the Securities Markets and Investments in Our Securities

Our common stock may be considered a “penny stock” and may be difficult to sell.

The Commission has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Historically, the price of our common stock has fluctuated greatly. If, the market price of the common stock is less than $5.00 per share and the common stock does not fall within any exemption, it therefore may be designated as a “penny stock” according to SEC rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. These factors include but are not limited to:

progress of our products through the regulatory process;
government regulatory action affecting our products or our competitors’ products in both the United States and foreign countries;
developments or disputes concerning patent or proprietary rights;
economic conditions in the United States or abroad;
broad market fluctuations; and
changes in financial estimates by securities analysts.

There is a risk of market fraud.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

A decline in the price of our common stock could affect our ability to raise working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital.  A decline in the price of our common stock could be especially detrimental to our liquidity and our operations.  Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new services and continue our current operations.  If our common stock price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations.  If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

Our common stock may never be listed on a major stock exchange.

We anticipate seeking the listing of our common stock on a national or other securities exchange at some time in the future, assuming that we can satisfy the initial listing standards for such exchange.  We currently do not satisfy the initial listing standards and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange.  Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

There is no assurance of cash distributions to the Shareholders.

There is no assurance that the Shareholders will receive a return of any or all of their investment in the Company.   In the event cash is available for distribution, management may elect to reserve cash to further expand the business for a larger potential exit.  Any cash distributions to the Shareholders whether from operations or any future sale, disposition or other capital event of the Company are highly speculative, and the amounts of any such distributions cannot be accurately predicted.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the board of directors decides is relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

We may issue additional equity shares to fund our operational requirements, which would dilute share ownership. Such sales of additional equity securities may adversely affect the market price of our common stock and your rights in the company may be reduced.

The Company’s continued viability depends on its ability to raise capital. We expect to continue to incur drug development and selling, general and administrative costs. Changes in economic, regulatory or competitive conditions may lead to cost increases. Management may determine that it is in the best interest of the company to develop new services or products. In any such case additional financing is required for the company to meet its operational requirements. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. The sale or the proposed sale of substantial amounts of our common stock in the public markets may adversely affect the market price of our common stock. Also, any new securities issued may have greater rights, preferences or privileges than our existing common stock. Our stockholders may experience substantial dilution upon such issuances and a reduction in the price that they are able to obtain upon sale of their shares. There can be no assurances that the company will be able to obtain such financing on terms acceptable to the company and at times required by the company, if at all. In

The requirements of complying with the Sarbanes-Oxley act may strain our resources and distract management.

We are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act of 2002. The costs associated with these requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Historically, we have maintained a small accounting staff, but in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant additional resources and management oversight will be required. This includes, among other things, activities necessary for supporting our independent public auditors. This effort may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial persons with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

Certain stockholders possess the majority of our voting power, and through this ownership, control our Company and our corporate actions.

Currently, one shareholder, Boomer Naturals, Inc., the sole shareholder of our operating company , holds approximately 94% of the voting power of our Common Stock and Daniel Capri, our Chairman and President, holds voting and dispositive power over Boomer Naturals, Inc. This company, and therefore Mr. Capri, has a controlling influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. As such, Mr. Capri has the power to prevent or cause a change in control; therefore, without his consent we could be prevented from entering into transactions that could be beneficial to us. The interests of our executive officers may give rise to a conflict of interest with the Company and the Company’s shareholders.

General Risk Factors

General investment risks. No assurance can be made that the Company will generate any profits. The Company's business will be subject to the risks generally incident to our industry, to the risks generally incident to the development of new products, particularly in the wellness community where consumers can be fickle.

Future changes in international, federal, state, and local laws and regulations may adversely affect the Company. These changes may have a negative impact on the Company's ability to achieve its goals and thus the value of the shares could be diminished or entirely lost.

The Shareholders will have limited authority. Purchasers of shares will have the status of shareholders in the Company and, with limited exceptions, will have no voice in the management or conduct of the affairs of the Company, including very limited voting rights. Except where the approval of the shareholders is expressly required by the law, management will have the sole and absolute right and authority to act for and on behalf of the Company in connection with all aspects of the business of the Company. Accordingly, no person should purchase shares unless such person is willing to entrust all aspects of the management of the Company to the management team and has evaluated the management team’s capabilities to perform such functions.

The Shareholders could lose their limited liability protection if they participate in the management of the Company. Shareholders are not generally liable for the debts and obligations of the Company beyond the amount invested in the Company. However, to the extent a Shareholder participates in the control of the Company's business, such Shareholder may become personally liable for the debts and obligations of the Company.

The Management Team is entitled to certain protections from the Company. The management team will not be liable to the Company or its Shareholders for monetary damages for an act or omission in the management team's capacity as such, except under certain limited circumstances. Furthermore, the Company (but not the Shareholders) will indemnify the management team for losses which arise out of acts or omissions of the management team under certain circumstances. The Company may purchase insurance for the payment of such indemnity obligations, but there is no guarantee that any such coverage will be insufficient to cover a particular claim or that the Company will be able to obtain insurance coverage at a reasonable cost.

The ownership interests of the Shareholders may be diluted in the future. The Company intends to continue to make significant investments to support its business growth and may require additional funds to respond to business challenges, including the need to expand into new markets, develop new products and features or enhance the Company’s existing products, improve its operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, the Company may need to engage in equity or debt financings to secure additional funds. If the Company raises additional funds through future issuances of equity or convertible debt securities, the existing Shareholders could suffer significant dilution, and any new equity securities that are issued (if approved by the Shareholders) could have rights, preferences and privileges superior to those of the current Shareholders. Any debt financing the Company secures in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult to obtain additional capital and to pursue business opportunities. The Company may not be able to obtain additional financing on favorable terms, if at all. If the Company is unable to obtain adequate financing or financing on satisfactory terms when required, the Company’s ability to respond to business challenges could be significantly impaired and have a material adverse effect on its financial condition and operating results.

We rely on the proper function, availability and security of information technology systems to operate our business and a cyber-attack or other breach of these systems could have a material adverse effect on our business, financial condition or results of operations.

We rely on information technology systems to process, transmit, and store electronic information in our day-to-day operations. Similar to other companies, the size and complexity of our information technology systems makes them vulnerable to a cyber-attack, malicious intrusion, breakdown, destruction, loss of data privacy, or other significant disruption. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards. Any failure by us to maintain or protect our information technology systems and data integrity, including from cyber-attacks, intrusions or other breaches, could result in the unauthorized access to personally identifiable information, theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Any of these event may cause us to have difficulty preventing, detecting, and controlling fraud, be subject to legal claims and liability, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach or theft of intellectual property, or suffer other adverse consequences, any of which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to certain data privacy and security requirements, which are complex and varied among jurisdictions. Any failure to ensure adherence to these requirements could subject us to fines and penalties, and damage our reputation.

We are required to comply with numerous federal and state laws, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, which govern the collection, use and disclosure of personal information. Other countries also have, or are developing, laws governing the collection, use and transmission of personal information. In addition, most healthcare providers who may prescribe the products we currently sell or may sell in the future and from whom we may obtain patient health information are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 and comparable state laws. The legislative landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on privacy and data protection issues with the potential to affect our business, including recently enacted laws in a majority of states requiring security breach notifications. Any of these laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

Our success depends significantly on our ability to maintain and protect our proprietary rights in the technologies and inventions used in or embodied by our product. To protect our proprietary technology, we rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, as well as nondisclosure, confidentiality, license and other contractual restrictions in our manufacturing, consulting, employment and other third party agreements. These legal means may afford only limited protection, however, and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

We have not and may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product and technologies in any or all countries throughout the world could be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from copying our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection that covers the commercial products to develop their own competing products that are the same or substantially the same as our commercial product and, further, may export otherwise infringing products to territories where we have patent protection, but judicial systems do not adequately enforce patents to cause infringing activities to be ceased.

We do not have patent rights in certain foreign countries in which a market for our product and technologies exists or may exist in the future. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our product and technologies.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Moreover, the United States Patent and Trademark Office (“USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our product and technologies.

We may in the future become involved in lawsuits to protect or enforce our intellectual property, or to defend our products against assertion of intellectual property rights by a third party, which could be expensive, time consuming and unsuccessful.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product and our technologies.

Legislation introduced earlier this decade increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the United States patent system from a “first-to-invent” system to a “first-inventor-to-file” system. Under a “first-inventor-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-inventor-to-file provisions, only became effective on March 16, 2013. As case law continues to develop in response to this legislation, it is not yet clear what the full impact of the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications. Furthermore, the United States Supreme Court and the United States Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain and enforce or defend additional patent protection in the future.

Our trademarks may be infringed or successfully challenged, resulting in harm to our business.

We rely on our trademarks as one means to distinguish our product from the products of our competitors, and we have registered or applied to register many of these trademarks. The USPTO or foreign trademark offices may deny our trademark applications, however, and even if published or registered, these trademarks may be ineffective in protecting our brand and goodwill and may be successfully opposed or challenged. Third parties may oppose our trademark applications, or otherwise challenge our use of our trademarks. In addition, third parties may use marks that are confusingly similar to our own, which could result in confusion among our customers, thereby weakening the strength of our brand or allowing such third parties to capitalize on our goodwill. In such an event, or if our trademarks are successfully challenged, we could be forced to rebrand our product, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademark rights in the face of any such infringement.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers, competitors, or other third parties. Although we endeavor to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our product, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers or other third parties. An inability to incorporate technologies or features that are important or essential to our product may prevent us from selling our product. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product.

Risks Related to Products Liability

Risks Related to Our Common Stock

The market price of our Common Stock has been, and may continue to be volatile and fluctuate significantly, which could result in substantial losses for investors.

The trading price for our Common Stock has been, and we expect it to continue to be, volatile. The price at which our Common Stock trades depends upon a number of factors, including historical and anticipated operating results, our financial situation, announcements of technological innovations or new products by us or our competitors, our ability or inability to raise the additional capital needed and the terms on which it may be raised, and general market and economic conditions. Some of these factors are beyond our control. Broad market fluctuations may lower the market price of our Common Stock and affect the volume of trading, regardless of our financial condition, results of operations, business or prospects. Among the factors that may cause the market price of our Common Stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•	fluctuations in quarterly operating results or the operating results of competitors;
•	variance in financial performance from the expectations of investors;

•	changes in the estimation of the future size and growth rate of its markets;
•	changes in accounting principles or changes in interpretations of existing principles, which could affect financial results;
•	failure of its products to achieve or maintain market acceptance or commercial success;
•	conditions and trends in the markets served;
•	changes in general economic, industry and market conditions;
•	success of competitive products and services;
•	changes in market valuations or earnings of competitors;
•	changes in pricing policies or the pricing policies of competitors;
•	announcements of significant new products, contracts, acquisitions or strategic alliances by the Company or its competitors;

•	potentially negative announcements, such as a review of any of our filings by the SEC, changes in accounting treatment or restatements of previously reported financial results or delays in our filings with the SEC:
•	changes in legislation or regulatory policies, practices or actions;
•	the commencement or outcome of litigation involving us, our general industry or both;
•	our filing for protection under federal bankruptcy laws;
•	recruitment or departure of key personnel;
•	changes in capital structure, such as future issuances of securities or the incurrence of additional debt;
•	actual or expected sales of Common Stock by stockholders; and
•	the trading volume of our Common Stock.

In addition, the stock markets, in general, the OTC Markets and the market for synthetic cannabinoid companies in particular, may experience a loss of investor confidence. Such loss of investor confidence may result in extreme price and volume fluctuations in our Common Stock that are unrelated or disproportionate to the operating performance of its business, financial condition or results of operations. These broad market and industry factors may materially harm the market price of our Common Stock and expose it to securities class action litigation. Such litigation, even if unsuccessful, could be costly to defend and divert management’s attention and resources, which could further materially harm our financial condition and results of operations.

Anti-takeover provisions in our Amended and Restated Articles of Incorporation and By-laws may reduce the likelihood of a potential change of control, or make it more difficult for our stockholders to replace management.

Certain provisions of our Amended and Restated Articles of Incorporation and By-laws could have the effect of making it more difficult for our stockholders to replace management at a time when a substantial number of stockholders might favor a change in management. These provisions include:

•	providing for a staggered board; and
•	authorizing the board of directors to fill vacant directorships or increase the size of its board of directors.

Furthermore, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The board’s ability to issue preferred stock may have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our Common Stock.

Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. These additional requirements may discourage broker-dealers from effecting transactions in securities that are classified as penny stocks, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell such securities in the secondary market.

The Company has never declared or paid any dividends to the holders of its Common Stock and does not expect to pay cash dividends in the foreseeable future.

The Company currently intends to retain all earnings for use in connection with the expansion of its business and for general corporate purposes. The board of directors will have the sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company’s board of directors. Our ability to pay cash dividends in the future could be limited or prohibited by the terms of financing agreements that it may enter into or by the terms of any preferred stock that may be authorized and issued. The Company does not expect to pay dividends in the foreseeable future. As a result, holders of our Common Stock must rely on stock appreciation for any return on their investment.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, liquidity and results of operations. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. See “Risk Factors” beginning on page __.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after such applicable date or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the “Risk Factor” section hereof beginning on page 7 and in reports we will file from time to time with the Commission after the date of this prospectus.

USE OF PROCEEDS

We are not selling any of the shares of Common Stock covered by this prospectus and will receive no proceeds from the sale or other disposition of the shares covered hereby by the Selling Stockholders. All of the proceeds from the sale or other disposition of Common Stock covered by this prospectus will go to the Selling Stockholders. We will bear all costs associated with registering the shares of Common Stock offered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is quoted on the OTC Markets under the symbol “REMO.” Quotations on the OTC Markets reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of March 9, 2020, there were approximately 37 holders of record of our Common Stock.

Dividend Policy

We have never declared or paid any dividends to the holders of our Common Stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain any earnings for use in connection with the expansion of our business and for general corporate purposes.

BUSINESS

Overview

The following section should be read in conjunction with the Financial Statements attached to this prospectus.

PRODUCTS

Boomer Naturals Holdings Inc., through its wholly-owned subsidiary Boomer Naturals, Inc., a Nevada corporation, provides wellness solutions to multiple target markets through multiple sales channels, including retail locations, e-commerce, and wholesale distribution networks. Boomer sells health and wellness products and services geared toward alleviating pain, anxiety and improving general wellness through our proprietary lines of CB5 products. CB5 formula is the first FDA-compliant alternative that fully supports the body’s endocannabinoid system (ECS). This revolutionary breakthrough combines five natural and powerful ingredients that target the ECS.

Since our products do not contain any CBD or THC and all of our ingredients are on the FDA’s GRAS (Generally Recognized as Safe List), Boomer Naturals is able to advertise on Google, Facebook, Yahoo, Bing, YouTube, Instagram, and all national television networks. CBD and cannabis companies are not allowed to advertise on any of these channels. This allows Boomer Naturals to advertise creating brand recognition that our CBD competitors cannot. With many millions of people searching on the Internet monthly for CBD or CBD alternative products for pain, anxiety, inflammation, and sleep, being able to advertise is a huge advantage.

Boomer Naturals has obtained certificates of free sale to export our CB5 products to over 20 countries outside of the United States. The United States does not offer export certificates for CBD or THC products allowing Boomer Naturals to service the needs of the alternative wellness market globally.

The CB5 products were developed by neurosurgeon, Dr. Markus Chwajol https://boomernaturals.com/wellness-advisory-board/markus-chwajol/. The Boomer CB5 products contain a powerful combination of terpenes that interact with three known cannabinoid receptors and possibly a fourth, while the standard products in the industry interact only with one. The product contains all-natural ingredients which are all listed on the Generally Recognized as Safe list of the Food and Drug Administration and was developed by a practicing brain surgeon who is an expert in natural ingredients and CB receptors.

Boomer focuses on wellness solutions for the 50 and older age demographic through the development of products using the Boomer proprietary CB5 formula. The CB5 formula includes a variety of terpenes that are compliant with FDA guidelines as all ingredients are listed on the Generally Recognized as Safe list. The solutions include products to alleviate pain, reduce anxiety, increase sleep quality, as well as offer cosmetic benefits. In addition, Boomer offers a full line of products to benefit the health of pets, including those suffering from seizures.

Boomer Natural’s product lines include CB5, Golf CB5, Pet CB5, SKIN Sunscreen, and medical-grade skincare.  Our most popular CB5 products are the AM, PM, and all-day tinctures and gummies as well as our pain relief roll on. Boomer Naturals products are available online at BoomerNaturals.com and, and at Boomer Naturals retail stores, doctors’ offices, and golf shops and resorts across the country. The Company believes its proprietary formulations are an alternative to CBD,

The Company’s initial wellness partners include Tommy Bahama, PGA of America (PGA Magazine), and Madison Square Garden. Boomer Naturals will leverage the brand recognition and customer loyalty of these top brands to elevate our brand to a leader in wellness.

On January 10, 2020, Boomer Naturals executed a Trademark License Agreement (the “License Agreement”) with Tommy Bahama Group, Inc. (“Tommy Bahama”) a wholly owned subsidiary of Oxford Industries, Inc. Pursuant to the terms of the License Agreement, Tommy Bahama agreed to license the Tommy Bahama trademark and other intellectual property from Tommy Bahama in connection with the manufacture, sale, distribution, advertisement and promotion of the Company’s products as more fully set forth in the License Agreement. The License Agreement requires the Company to pay minimum royalties for each license year and meet minimum net sales requirements of products under the licensed marks each year. The License Agreement may be terminated by Tommy Bahama before the end of the term for several reasons.

Pursuant to the License Agreement, Boomer Naturals is Tommy Bahama’s exclusive wellness licensed partner. Tommy Bahama recently placed its first order for $500,000 of products from our CB5 line for people and pets. Boomer CB5 is the premier product for Tommy Bahama’s Friend and Family event scheduled for March 2020 with CB5 product placement at cash register countertops in both men’s and women’s departments. Tommy Bahama is expected to give our roll-on as a free gift with purchases during March and has ordered 19,000 roll-ons to give away at their largest retail event of the year. Also beginning in March, Tommy Bahama is expected to send emails to their database with offers from Boomer Naturals and posting offers on their social media platforms reaching approximately 500,000 followers.

MARKET SIZE

According to the Global Wellness Institute, health and wellness is a multi-billion dollar industry and the trend is for consumers moving away from pharmaceuticals toward more natural solutions for everyday challenges. To meet this demand, Boomer Naturals created an all-natural doctor-formulated alternative to CBD, known as CB5. CB5 is a proprietary blend of botanical terpenes designed to restore balance to the ECS. Discovered in the early 1990s, the body's ECS features cannabinoids and receptors (CB1, CB2, and two others yet to be named) that are some of the most abundant neurotransmitters found in the brain. The ECS supports and regulates several key systems and can help with issues relating to reducing pain and inflammation, balancing sleep/wake cycles, supporting the immune system, balancing mood, supporting a healthy metabolism, supporting reproductive health, and more. We believe CB5 is a more effective solution than CBD because it hits more receptors in the ECS with an entourage effect of many different plant terpenes.

According to Forbes, the projected market value of the CBD industry was expected to hit $20 billion by 2024. https://www.forbes.com/sites/irisdorbian/2019/05/20/cbd-market-could-reach-20-billion-by-2024-says-new-study/#7c8a622a49d0

The over the counter drugs and medication market was valued at $125 billion USD in 2018 and is estimated to be $185 billion USD by 2025. https://www.gminsights.com/industry-analysis/over-the-counter-otc-drugs-market

According to a Global Use of Medicines report from the IQVIA Institute for Human Data Science, the global pharmaceutical industry was valued at $1.2 trillion in 2018. https://pharmaceuticalcommerce.com/business-and-finance/global-pharma-spending-will-hit-1-5-trillion-in-2023-says-iqvia/

One study from Statista, a subscription based aggregator of statistics, provided that the US market value of vitamins, minerals and supplements was over $48.5 billion dollars in 2017. https://www.statista.com/statistics/521735/market-size-vitamins-minerals-and-supplements-worldwide/

Another report from Grand View Research, a market research and consulting company that was not hired by the Company, predicts that the global pet care market size has an estimated current market value of $131.7 billion dollars and is expected to grow to $202.6 billion US by 2025. https://www.grandviewresearch.com/press-release/global-pet-care-market

MANAGEMENT AND EMPLOYEES

As of the date of this Report, Boomer has forty (40) full time employees.  We believe we enjoy good employee relations. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

PROPERTIES

The Company does not own any physical location.  Boomer currently leases its corporate headquarters and other offices in Las Vegas, Nevada which lease expires on September 20, 2027.  We believe our current offices are sufficient in size for current and near term future operations.

GOVERNMENT REGULATION

We believe we are in compliance with applicable federal, state and other regulations and that we have compliance programs in place to ensure compliance going forward.  There are no regulatory notifications or actions pending.

MANAGEMENT, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE

Below are the names and certain information regarding the Company’s executive officers and directors:

Name	Age	Position
Michael Quaid	57	Chief Executive Officer, Director
Thomas Ziemann	59	Chief Operating Officer, Director
Daniel Capri	69	President, Chairman

Michael Quaid, Chief Executive Officer. Michael Quaid has served as the Chief Executive Officer of Boomer Naturals since its formation in August 2019. Prior to joining Boomer Naturals, Mr. Quaid was the majority owner and Managing Director of Typhoon FX trading platforms.  Previously he was Managing Partner at KCCO II Trading from 1995-2008. From 1993-1995 he was head of European Derivatives for S.G. Warburg & Co. in London.  Prior to these roles Mr. Quaid held financial engineering positions at Itel Corporation and started his career as an auditor with Arthur Young & Co. Mr. Quaid holds an MBA from the Kellogg School of Business, Northwestern University and a Bachelor of Science degree from Millikin University.

Thomas Ziemann, Chief Operating Officer. Thomas Ziemann is a 1982 graduate of Bemidji State University with a BS in Business Administration. Mr. Ziemann began his Career in 1982 with Federated Mutual Insurance Company in Owatonna, MN. He began his sales career as a Marketing Representative in Willmar, MN then moving to Eau Claire, WI in 1990. Completed his CIC designation in 1986, while earning top sales membership into the prestigious Presidents Council and Distinguished Service Award as a Senior Marketing Representative. In July 1992 His entrepreneurial spirit leads him to join a small Independent Insurance Agency called RJF Agencies,Inc.. As a partner/shareholder/owner and EVP. Over the next 23 years, he helped build the culture, passion, and vision of a great core group of people. In December 31st, 2014 after starting with 9 people in 2 offices he retired as one of over 800 employees in 15 offices. He is currently a co -owner and board member of Arizona Organics, Mr. Ziemann is known as a “Connector” of people. He brings a unique skill set in sales leadership, capital raising and passion.

Daniel Capri, Director, President, Treasurer and Secretary. Mr. Capri has served as the President of Boomer Naturals, Inc. since June 2019. Prior thereto and from June 2019, Mr. Capri served as the Managing Member of Internet Business Consultants of Nevada (IBC), an ecommerce advisory, a company located in Las Vegas, Nevada. Mr. Capri was part of the founding team at Xyience, a leading supplement and energy drink company. Mr. Capri has been the owner and Founder of Whale Sports, a sports advisory service since its inception in 2017, helping to grow sales from zero to over a million dollars in revenue in its first year.

Our directors are elected for a term of one year and serve until such director’s successor is duly elected and qualified. Each executive officer serves at the pleasure of the Board.

The Company has no nominating, audit or compensation committees at this time.

Audit Committee and Financial Expert; Committees

The Company does not have an audit committee. We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors.

The Company has no nominating or compensation committees at this time. The entire Board participates in the nomination and audit oversight processes and considers executive and director compensation. Given the size of the Company and its stage of development, the entire Board is involved in such decision making processes. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executive officers or directors.

Involvement in Certain Legal Proceedings

There are no legal proceedings that have occurred within the past ten years concerning our directors, or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

Our director and officer has not been affiliated with any company that has filed for bankruptcy within the last ten years. We are not aware of any proceedings to which any of our officer or director, or any associate of such officer or director, is a party adverse to us or any of our or has a material interest adverse to us or any of our subsidiaries.

Changes in Nominating Process

There are no material changes to the procedures by which security holders may recommend nominees to our Board.

EXECUTIVE COMPENSATION

Summary Compensation Table.

The following table sets forth the total compensation awarded to, earned by or paid to: (i) each person who served as a principal executive officer for the years ended December 31, 2019 and 2018, and (ii) our two other most highly-compensated executive officers who were serving as executive officers on December 31, 2019. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary	Bonus ($)	Stock Award(s) ($)	Option Awards (#)	All Other Compensation ($)	Total ($)
Daniel Capri, Chairman, President (1)	2019	$48,000	$—	$—	—	$—	$48,000
	2018	$—	$—	$—	—	—	$—
Thomas Zieman, Director, COO(2)	2019	$60,000	$—	$—	—	$—	$60,000
	2018	—	—	—	—	$—	$—
Michael Quaid, Director, CEO(2)	2019	$60,000	$—	$—	—	$—	$60,000
	2018	$—	$—	$—	—	$—	$—

Outstanding Equity Awards

There are no outstanding equity awards made to any named executive officer that were outstanding at March 11, 2020.

Compensation of Directors

Our directors do not receive a fee for serving as directors of the Company.

Change-in-Control Agreements

The Company does not have any change-in-control agreements with its executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Based solely upon information made available to us, the following table sets forth information regarding the beneficial ownership of our Common Stock as of March 11, 2020, held by: (i) each director and director nominees; (ii) each of the named executive officers; (iii) all of our directors and executive officers as a group; and (iv) each additional person or group who is known by us to own beneficially more than 5% of our Common Stock . Except as indicated in the footnotes below, the address of the persons or groups named below is c/o Boomer Holdings Inc., 8670 W Cheyenne Avenue, #120, Las Vegas Nevada 89129.

Shareholder (1)	Beneficial Ownership	Percent of Class (2)
Michael Quaid, Director, Chief Executive Officer,	—	—%
Thomas Ziemann, Director, Chief Operating Officer	—	—%
Daniel Capri, Chairman, President	—	—%

All Officers and Directors as a Group (3 persons)	—	—%

Other 5% Holders
Boomer Naturals, Inc. (3)	40,326,913	94%

(1)	The address for all officers, directors and beneficial owners is 8670 W Cheyenne Avenue, #120, Las Vegas Nevada 89129.
(2)	Based upon 42,826,913 shares of Common Stock outstanding.
(3)	Daniel Capri holds voting and dispositive control over the shares held by Boomer Naturals Holdings, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

Anti-takeover Effects of Nevada Law and of Our Charter and Bylaws

In addition to the features of our charter related to the issuance of preferred stock, which are described above, the Nevada Revised Statutes (“NRS”) contain several provisions which may make a hostile take-over or change of control of our Company more difficult to accomplish. They include the following:

Nevada law, provides that any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. All vacancies on the board of directors of a Nevada corporation may be filled by a majority of the remaining directors, though less than a quorum, unless the articles of incorporation provide otherwise. In addition, unless otherwise provided in the articles of incorporation, the board may fill the vacancies for the entire remainder of the term of office of the resigning director or directors. Our Articles of Incorporation do not provide otherwise.

In addition, Nevada law provides that unless otherwise provided in a corporation’s articles of incorporation or bylaws, shareholders do not have the right to call special meetings. Our Articles of Incorporation and our Bylaws do not give shareholders this right. In accordance with Nevada law, we also require advance notice of any shareholder proposals.

Nevada law provides that, unless otherwise prohibited by any bylaws adopted by the shareholders, the board of directors may amend any bylaw, including any bylaw adopted by the shareholders. Pursuant to Nevada law, our Articles of Incorporation grant the authority to adopt, amend or repeal bylaws exclusively to our directors.

Nevada’s “combinations with interested stockholders” statutes prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after the such person first becomes an “interested stockholder” unless (i) the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. However, we have not included any such provision in our Articles of Incorporation or Bylaws, which means these provisions apply to us.

Nevada’s “acquisition of controlling interest” statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person who acquires a “controlling interest” in certain Nevada corporations may be denied certain voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles of Incorporation and Bylaws currently contain no provisions relating to these statutes, and unless our Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest were to provide otherwise, these laws would apply to us if we were to (i) have 200 or more stockholders of record (at least 100 of which have addresses in the State of Nevada appearing on our stock ledger) and (ii) do business in the State of Nevada directly or through an affiliated corporation. As of the date of this prospectus, we have less than 100 record stockholders with Nevada addresses. However, if these laws were to apply to us, they might discourage companies or persons interested in acquiring a significant interest in or control of the company, regardless of whether such acquisition may be in the interest of our shareholders.

Our articles of incorporation and/or bylaws provide that:

•	our board of directors is classified into three classes of equal (or roughly equal) size, with all directors serving for a two-year term and the directors of only one class being elected at each annual meeting of stockholders, so that the terms of the classes of directors are “staggered”;

•	the authorized number of directors can be changed only by resolution of our board of directors;

•	our bylaws may be amended or repealed by our board of directors or our stockholders;

•	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Nevada Revised Statutes and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

DESCRIPTION OF COMPANY SECURITIES

The following description of our Common Stock and preferred stock summarizes the material terms and provisions of our Common Stock and preferred stock. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Amended and Restated Articles of Incorporation, as amended, and our Amended and Restated By-Laws, which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. We refer in this section to our Amended and Restated Articles of Incorporation, as amended, as our certificate of incorporation, and we refer to our Amended and Restated By-Laws as our by-laws. The terms of our Common Stock and preferred stock may also be affected by Nevada law.

Authorized Capital Stock

Our authorized capital stock consists of 210,000,000 shares of our Common Stock, par value $0.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of March 10, 2020, we had 42,326,913 pre-split shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting

Holders of our Common Stock are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Holders of our Common Stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment or filling vacancies on the board of directors.

Dividends

Holders of Common Stock are entitled to share ratably in any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. Dividends consisting of shares of Common Stock may be paid to holders of shares of Common Stock. We do not intend to pay cash dividends in the foreseeable future.

Liquidation and Dissolution

Upon our liquidation or dissolution, the holders of our Common Stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding.

Other Rights and Restrictions

Our Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Our Common Stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of Common Stock to transfer the stockholder’s shares of Common Stock. If we issue shares of Common Stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the rights and preferences of the shares of any such series without stockholder approval. Our board of directors may issue preferred stock in one or more series and has the authority to fix the designation and powers, rights and preferences and the qualifications, limitations, or restrictions with respect to each class or series of such class without further vote or action by the stockholders. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Warrants

We have not issued and do not have any outstanding warrants to purchase shares of our common stock.

Options

We have not issued and do not have any outstanding options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have any outstanding securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Market Information

Our Common Stock is quoted the OTC Markets under the symbol “REMO”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Action Stock Transfer, Inc.

SELLING STOCKHOLDERS

We are registering for resale or other disposition by the Selling Stockholders named herein an aggregate of 4,577,081 shares of Common Stock. From inception though the six months year ended January 31, 2018, the Company issued an aggregate 2,511,000 shares of its common stock at $0.01 per share for total proceeds of $25,110. Following the share exchange with Boomer and the retirement of 11,000 of such shares, the Company agreed to register the remaining 2,500,000 pre-split shares (the “Offering Shares”) for resale for the benefit of the Selling Stockholders on this registration statement.

In connection with the Exchange, we agreed to register an additional 2,077,081 shares of Common Stock (the “Distribution Shares”) currently held by Boomer Natural Holdings, Inc., our principal stockholder (“BNH”) so that BNH could distribute the Distribution Shares to certain of its stockholders and to register the Distribution Shares for resale.

The table below lists (a) the names of the Selling Stockholders whose shares are being offered by this prospectus, (b) information regarding the beneficial ownership of shares of Common Stock by each of the Selling Stockholders, including the number of shares of Common Stock beneficially owned by each Selling Stockholder as of March 9, 2020; and (c) the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus. The information in the table below with respect to the Selling Stockholders has been obtained from the Selling Stockholders and the Company’s transfer agent.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

None of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years.

The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Information about the Selling Stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Investor Name	Total Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to the Prospectus	Number of Shares Beneficially Owned After Offering	% of Class After Offering*
Distribution Shares
Bart K. Gershenbaum	2,667	2,667	0	*
Justin Brown	4,000	4,000	0	*
Fred & Eileen Cimino	12,000	12,000	0	*
Howard Attenborough	25,000	25,000	0	*
Michael Larson	14,334	14,334	0	*
Michael James Lahti	12,000	12,000	0	*
Larry Salisbury	2,667	2,667	0	*
Victor Bunce	5,334	5,334	0	*
Chris Cziesla	6,667	6,667	0	*
Tri Huu Nguyen	8,000	8,000	0	*
Anh Tuan Pham	8,000	8,000	0	*
George Pozgar	3,334	3,334	0	*
Joshua Schneider	6,167	6,167	0	*
Nhi Huynh	13,334	13,334	0	*
John Wiederholt	5,334	5,334	0	*
John B Gazerro and Arleen Gazeroo	4,000	4,000	0	*
Susan M. Gazerro	2,334	2,334	0	*
David Engram	6,667	6,667	0	*
Gary Marcotte	13,334	13,334	0	*
Ricky Badesa	33,334	33,334	0	*
John Gregorio	43,334	43,334	0	*
Garret Omuro	6,667	6,667	0	*
Hallie Wiederholt	1,334	1,334	0	*
William Flynn Jr.	3,000	3,000	0	*
Bill Honeycutt	2,667	2,667	0	*
Mohit Sahgal	6,667	6,667	0	*
Doug & Julie Ostrenga	11,168	11,168	0	*
Robert Ekstedt	14,667	14,667	0	*
Jason And Melissa Goeltz	5,334	5,334	0	*
David Haywood	3,334	3,334	0	*
Stephen Garvin Jr.	3,334	3,334	0	*
Stephen George Garvin III	6,667	6,667	0	*
Randy Miller	9,000	9,000	0	*
Kristy Jensen	3,167	3,167	0	*
Burke Bennett	2,667	2,667	0	*
Charles Saulson	5,334	5,334	0	*
Casey Hall Anderson	2,134	2,134	0	*
Lisa Dawood-Hogan	1,067	1,067	0	*
Melvin Yoshio Morikawa	6,667	6,667	0	*
Mary Sinobio	8,000	8,000	0	*
Anthony C. Moretti	25,667	25,667	0	*
Rob E. Holt	13,334	13,334	0	*
Jon And Beverly Bolt	13,334	13,334	0	*
Mark Joern	13,334	13,334	0	*
John Preschlack	3,334	3,334	0	*
Doug & Julie Ostrenga	334	334	0	*
Leonard Kobylenski	3,334	3,334	0	*
Nathan Chappell	3,334	3,334	0	*
Anthony Dibrito	6,667	6,667	0	*
Wayne Mcpherson	3,334	3,334	0	*

Jake Kirby	3,334	3,334	0	*
Matthew Busick	3,334	3,334	0	*
Larry D Doty	8,334	8,334	0	*
Steve Holyoak	3,334	3,334	0	*
Michael L Anita L Martin	5,000	5,000	0	*
Gold Mine Trust	41,667	41,667	0	*
Thomas F. Wells	26,667	26,667	0	*
Rob Holt	26,667	26,667	0	*
Melvin Morikawa	6,667	6,667	0	*
Matthew Borkowski	6,667	6,667	0	*
Elliot Rittenberg	12,000	12,000	0	*
Theodore W. Manos Sr	6,667	6,667	0	*
Les Gocha	1,334	1,334	0	*
Hoa Thi An Truong	5,334	5,334	0	*
Mimi T Ho	6,667	6,667	0	*
Lennie Graves	6,667	6,667	0	*
Miguel Moises Garcia	6,667	6,667	0	*
Neil H Wright	2,667	2,667	0	*
Phil/Janet Shuman	16,667	16,667	0	*
William & Cathy Holl	26,667	26,667	0	*
Shana Wheeler	10,000	10,000	0	*
Richard Wheeler	20,000	20,000	0	*
Duc Sy Nguyen	10,000	10,000	0	*
Thang Pham	33,334	33,334	0	*
Michael Mcgrath	2,667	2,667	0	*
Gregg Knudten	66,667	66,667	0	*
Matthew Shuman	8,334	8,334	0	*
Gth Holding LLC	66,667	66,667	0	*
Brent Dodge	3,334	3,334	0	*
Anthony Moretti	10,667	10,667	0	*
Anthony Tryon	25,000	25,000	0	*
Amanda Sandavol	8,334	8,334	0	*
Sammi Hamilton	8,334	8,334	0	*
Richard And Faith Schantz	8,334	8,334	0	*
David Larson	8,334	8,334	0	*
Steve Garvin	3,334	3,334	0	*
Successful 1000	3,334	3,334	0	*
Melvin Morikawa	3,334	3,334	0	*
Sharon Ruhle	4,000	4,000	0	*
Connor Stastny	6,667	6,667	0	*
Chase Eller	10,667	10,667	0	*
William B. Bunce	26,667	26,667	0	*
W J Byrnes & Company of Los Angeles Inc.	13,334	13,334	0	*
Anne & Larry Kleine	3,334	3,334	0	*
Brandt Jobe	83,334	83,334	0	*
William Jobe	83,334	83,334	0	*
David Mingo`	13,334	13,334	0	*
Jessica Folino	26,667	26,667	0	*
Shane Lebaron	3,334	3,334	0	*
Brett Fleming	13,334	13,334	0	*
Raymond Ruzzo	6,667	6,667	0	*
George Capri	5,334	5,334	0	*
Thomes L Young	26,667	26,667	0	*
Jon Bal	6,667	6,667	0	*
Kevin C Minter	83,334	83,334	0	*
Smedsrud Consulting LLC	16,000	16,000	0	*
Guerra Holdings LLC	666,667	666,667	0	*
Michael Mcgrath	10,667	10,667	0	*
K-9 Kountry Llc	16,667	16,667	0	*
Micheal A. Dominick	6,667	6,667	0	*

Offering Shares
GTH Holdings LLC	480,000	480,000	0	*
Tiet Boomer Holdings LLC	480,000	480,000	0	*
Boomer NYC Holdings Inc	335,000	335,000	0	*
Boomer Syndicate Inc	290,000	290,000	0	*
Micro Cap Ventures Inc	318,333	318,333	0	*
Phoenix Diversified Holdings LLC	100,000	100,000	0	*
Yue Long	60,000	60,000	0	*
Lisa Tursellino	50,000	50,000	0	*
Incubation Inc	40,000	40,000	0	*
Jason Phan	50,000	50,000	0	*
JKB Investment Inc (Nevada Corporation)	25,000	25,000	0	*
Jonathan Lindenblatt	25,000	25,000	0	*
Gerard Casazza	25,000	25,000	0	*
Michael And Rhonda Stauner Revocable Trust U/A/D June 24, 1993	33,334	33,334	0	*
Craig Casca	6,667	6,667	0	*
Rachelle Dietz	33,334	33,334		*
Steve Denk	33,334	33,334	0	*
Gregg Knundten	41,667	41,667	0	*
William Holl	8,334	8,334	0	*
Rob Holt	13,334	13,334	0	*
Winston Deloney	41,667	41,667	0	*
Mary Uelmen	16,667	16,667	0	*

Total:	4,583,752	4,583,752	0	*

*       Percentage not listed if less than 1%.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market (any of the markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTC QX (or any successors to any of the foregoing)) or in private transactions. These sales may be at fixed or negotiated prices. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the securities. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be freely resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect, under circumstances in which any legend borne by such securities relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the securities for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser of the securities at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this prospectus constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Corporate History

Boomer Holdings Inc. was incorporated as Remaro Group Corp. under the laws of the State of Nevada on March 31, 2016. On January 7, 2020, the Company executed an Agreement of Merger and Plan of Share Exchange (the “Exchange Agreement”), with BNW, Boomer Naturals Holdings, Inc., a Nevada corporation (“Boomer”), Boomer Naturals, Inc., and the shareholders of Boomer (the “Exchange”). Upon consummation of the transactions set forth in the Exchange Agreement (the “Closing”), the Company adopted the business plan of Boomer. Pursuant to the Agreement, the Company agreed to acquire all of the outstanding shares of Boomer in exchange for the issuance of an aggregate 40,326,913 pre-split shares (the “Exchange Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”). Pursuant to the terms of the Exchange Agreement, the Company’s Majority Shareholder agreed to retire 8,000,000 shares of the Company’s Common Stock. Also on January 7, 2020, the Company approved an amendment to its Articles of Incorporation (the “Amendment”) to: change the name of the Company to Boomer Holdings Inc.; effect a forward stock split on the basis of three-to-one (3:1); and to increase the number of authorized shares of capital stock to 210,000,000 of which 200,000,000 shares shall be Common Stock and 10,000,000 shares will be blank-check preferred stock, par value $0.001 per share.

Description of Our Business

We are engaged in the research, development, acquisition, licensing and sales of specialized natural products which have FDA compliant ingredients and are impactful on the endocannabinoid system. These products powered by natural terpenes, include, edible and topical offerings. We are engaged in marketing and branding within the alternative CBD/THC space, including our trademark “CB5” brand which is a proprietary formula and currently patent pending. Boomer Naturals currently operates a retail store in Las Vegas Nevada and is negotiating a lease on the company’s flagship store in Manhattan New York. Boomer Natural products are also available in Golf Pro Shops, Specialty Stores, Chiropractic Offices and Nail Salons across the countries. Boomer Naturals has a robust online presence and enjoys material sales through its website at BoomerNaturals.com

Our Strategy

With our CB5 formula we believe are in a unique position to brand our line. Our FDA compliant product will give us access to advertising on national television and social media platforms like Facebook and Google. In addition we expect to air promotional/educational content throughout 2020 on PBS affiliates across the country as well as a corporate sponsorship at Madison Square Garden and the MSG network.

Online Sales

Through its websites and internet advertising, Boomer will be able to brand its products while informing consumers of the attributes of CB5. This direct to consumer interaction could pave the way for significant online sales through the Boomer Naturals website.

National Retail Chains.

Currently many National Retail Chains are hesitant to introduce CBD related products on a national scale and thus far have only offered topical products in regional test markets. The FDA compliant ingredients in CB5 will allow these chains to offer Boomer Natural products in both topical and ingestible forms nation-wide.

Golf

We plan to continue to grow our distribution network in the golf space in part through our relationship with PGA Magazine and the PGA Merchandising Show. With access to vendors through these mediums and the ability to advertise we will be able to best utilize of our wide-ranging wholesale sales network. We are in a unique position to capture a significant share of the expansive golf market.

Chiropractors

Without the endorsement of the American Chiropractors Association many Chiropractors are not employing CBD into treatments. CB5 with its FDA compliant ingredients clears the path for doctors wishing to employ a natural alternative to pharmaceuticals. CB5 will be introduced nationally to the Chiropractor community at the widely attended Parker Chiropractor Show in Las Vegas Nevada in February where Boomer Naturals will be exhibiting. A key component to the attendance at this show is no CBD Companies are allowed to exhibit.

Veterinarians

Like the Chiropractor community Veterinarians continue to look for non-pharmaceutical solutions for animals. To date the American Veterinary Association has not endorsed CBD. This leaves a tremendous opportunity for CB5 making an impact into the Veterinary space. Boomer Naturals can exhibit and introduce its product line to the community at the AVMA annual conventions.

Overseas opportunities

Boomer has begun discussions with distributors in over 7 countries to carry the Boomer Naturals CB5 product line. These distributors see a unique opportunity to fulfill consumer demand via CB5 where CBD is not available to sell.

In addition, we intend to seek new branding and licensing opportunities for our intellectual property and we will seek strategic corporate and product acquisitions.

RESULTS OF OPERATIONS

Year ended December 31, 2019 (inception).

Revenue

During the year ended December 31, 2019 from June 7, 2019 (inception) our revenues were $371,650. During the year ended December 31, 2019 from June 7, 2019 (inception) the cost of revenue was $165,461.

Operating Expenses

During the year ended December 31, 2019, we incurred $2,377,090 general and administrative expenses and $647,831 of marketing expenses. General and administrative expenses incurred generally related to corporate overhead, financial and administrative contracted services, such as legal and accounting and developmental costs.

Net Loss

Our net loss for the year ended December 31, 2019 was $2,818,732.

Liquidity and Capital Resources

As of December 31, 2019

As of December 31, 2019 from June 7, 2019 (inception) our total assets were $2,055,112. As of December 31, 2019 our total current liabilities were $1,178,023.

Stockholders’ deficit was 9$83,605) as of December 31, 2019 from June 7, 2019 (inception).

Cash Flows from Operating Activities

For the year ended December 31, 2019 from June 7, 2019 (inception), cash flows used in operating activities was $2,386,684 consisting of a net loss of $2,866,073, depreciation of $2,982, increase in accounts payable of $355,067 and accrued expenses of $166,270.

Cash flows from Investing Activities

For the year ended December 31, 2019 from June 7, 2019 (inception), cash flow used in investing activities was $117,454.

Cash Flows from Financing Activities

We have financed our operations primarily from either borrowing from our line of credit or from related parties and the issuance of our securities. For the year ended December 31, 2019 net cash provided by financing activities was $3,1888,489.

PLAN OF OPERATION AND FUNDING

We expect that working capital requirements will continue to be funded through a combination of our existing funds and further issuances of securities. Our working capital requirements are expected to increase in line with the growth of our business.

Existing working capital, further advances and debt instruments, and anticipated cash flow are expected to be adequate to fund our operations over the next twelve months. We have no lines of credit or other bank financing arrangements. Generally, we have financed operations to date through the proceeds of the private placement of equity and debt instruments. In connection with our business plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i) developmental expenses associated with a start-up business and (ii) marketing expenses. We intend to finance these expenses with further issuances of securities, and debt issuances. Thereafter, we expect we will need to raise additional capital and generate revenues to meet long-term operating requirements. Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

LEGAL MATTERS

The validity of the Common Stock covered hereby will be passed upon for us by McCarter & English LLP, East Brunswick, New Jersey.

EXPERTS

The consolidated financial statements as of December 31, 2019 and for the year then ended included in this prospectus and in the registration statement have been so included in reliance on the report of Benjamin & Ko, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC to register resale of shares of our Common Stock being offered by this prospectus. For further information with respect to us and our Common Stock, please see the registration statement on Form S-1 and the exhibits thereto. In addition, we file annual, quarterly and current reports, proxy statements and other information with SEC. The SEC maintains a website, http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Boomer Holdings, Inc.

8670 W. Cheyenne Avenue

Las Vegas, NV 89129

Attn: Corporate Secretory

E-Mail: info@boomernaturals.com

Telephone: (888)-266-6370

Our website address is http://www.boomernaturals.com. Information contained in our website does not constitute any part of, and is not incorporated into, this prospectus.

Financial Statements As of December 31, 2019 and for the period June 7, 2019 (date of formation) to December 31, 2019
BOOMEr naturals, inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Boomer Naturals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Boomer Naturals, Inc. (the “Company”) as of December 31, 2019, and the related statement of operations, stockholders’ equity, and cash flows for the period June 7, 2019 (date of formation) to December 31, 2019. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period June 7, 2019 (date of formation) to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Santa Ana, CA

February 21, 2020

We have served as the Company’s auditor since 2019

Consolidated Financial Statements

December 31,	2019

ASSETS

Current Assets:
Cash	$684,351
Accounts receivable, net of allowance for bad debt of $0	10,060
Inventories, net	49,203
Prepaid expenses and other current assets	23,511
Total current assets	767,125

Non-current Assets:
Property and equipment, net	114,472
Operating lease right-of-use assets, net	1,173,515
Total non-current assets	1,287,987

Total assets	$2,055,112

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$355,067
Accrued expenses	166,270
Lines of credit - related parties	406,021
Current portion of operating lease liabilities	250,665
Total current liabilities	1,178,023
Operating lease liabilities, less current portion	960,694

Total liabilities	2,138,717

Commitments and Contingencies

Stockholders’ Deficit:
Common stock, no par value; 200,0000,000 shares authorized, 121,446,757 shares issued and outstanding	—
Additional paid-in capital	2,782,468
Accumulated deficit	(2,866,073)

Total stockholders' deficit	(83,605)

Total liabilities and stockholders’ deficit	$2,055,112

See accompanying financial statements notes

June 7, 2019 (date of formation) to December 31, 2019	Amount

Net sales	$371,650

Cost of sales	165,461

Gross profit	206,189

Operating expenses:
Sales and marketing	647,831
General and administrative	2,377,090
Total operating expenses	3,024,921

Loss from operations	(2,818,732)

Other income (expense):
Interest income	300
Interest expense	(47,641)
Total other expense, net	(47,341)

Loss before income tax provision	(2,866,073)

Income tax provision	—

Net loss	$(2,866,073)

Earnings (loss) per share:
Basic and diluted	$(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	118,766,430

See accompanying financial statements notes

June 7, 2019 (date of formation) to December 31, 2019	Amount

Cash flows from operating activities:
Net loss	$(2,866,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense - property and equipment	2,982
Changes in assets and liabilities:
Accounts payable	355,067
Accounts receivable	(10,060)
Inventories	(49,203)
Prepaid expenses and other current assets	(23,511)
Operating lease right-of-use assets, net of liabilities	37,844
Accrued expenses	166,270
Net cash used in operating activities	(2,386,684)

Cash flows from investing activities:
Purchases of property and equipment	(117,454)
Net cash used in investing activities	(117,454)

Cash flows from financing activities:
Borrowing from line of credit - related parties	406,021
Issuance of common stock	2,782,468
Net cash provided by financing activities	3,188,489

Net increase in cash	684,351

Cash – beginning of year	—

Cash – end of year	$684,351

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$35,427
Income taxes	$—

See accompanying financial statements notes

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balances - June 7, 2019 (date of formation)	—	$—	$—	$—	$—

Issuance of stock	121,446,757	—	2,782,468	—	2,782,468

Net loss	—	—	—	(2,866,073)	(2,866,073)

Balances - December 31, 2019	121,446,757	$—	$2,782,468	$(2,866,073)	$(83,605)

See accompanying financial statements notes

1.	NATURE OF OPERATIONS

Boomer Naturals Inc., a wholly owned subsidiary of Boomer Holdings Inc. (the “Company”) was incorporated in July 2019 and is headquartered in Las Vegas, Nevada. The Company engages in the development and sale of the proprietary CB5 wellness formula in the United States of America and internationally. All of the Company’s sales relate to CB5 and its related products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representation of the company’s management who are responsible for the integrity and objectivity of the financial statements. These accounting policies confirm to accounting principles generally accepted in the United State of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

These accounting policies conform to generally accepted accounting principles in the United States of America (“GAAP”) and have been consistently applied in the preparing the Firm’s financial statements. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured, and delivery has occurred or services have been rendered. The Company offers the CB5 proprietary formula various channels, e-commerce, and brick and mortar retail

The Company includes shipping and handling costs in cost of sales. Amounts billed for shipping and handling are included with revenues in the statement of operation.

The Company recognizes an allowance for estimated future sales returns in the period revenue is recorded, based on pending returns and historical return data, among other factors. Management did not believe any allowance for sales returns was required at December 31, 2019.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to $844,197 for the period June 7, 2019 (date of formation) to December 31, 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are carried at original invoice amount less the allowance for doubtful accounts based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts based on a combination of write-off history, aging analysis, and any specific known troubled accounts. Trade receivables are written off when deemed uncollectible.

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost (first-in-first-out) or market. The Company maintains an allowance for potentially excess and obsolete inventories and inventories that are carried at costs that are higher than their estimated net realizable values.

Property and Equipment

Property and equipment consist of leasehold improvements, furniture and fixtures, machinery and equipment are stated at cost. Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, generally 5-7 year. Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the lease term, including renewal periods that are reasonably assured.

Cash and Cash Equivalents

The Company considers all deposits with financial institutions and all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2019.

Impairment of Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment,” the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable.  The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the assets; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends.  An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount.

As of December 31, 2019, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.  The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs.  The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  The inputs are unobservable in the market and significant to the instrument's valuation.

As of December 31, 2019, the Company believes that the carrying value of cash, account receivables, accounts payable, accrued expenses, and other current assets and liabilities approximate fair value due to the short maturity of theses financial instruments. The financial statements do not include any financial instruments at fair value on a recurring or non-recurring basis.

Income Taxes

The Company has elected to be taxed as an S-corporation. Accordingly, except for a minimal state tax, the Company is not taxed at the corporate level; rather, the tax on corporate income is paid and the benefits of losses are recognized at the stockholder level. Therefore, no provision or credit for federal income taxes has been included in the financial statements.

Certain transactions of the Company are subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income of the Company reported for federal income tax purposes may differ from the net income reported in these financial statements. The major differences relate to accounting for depreciation on property and equipment, stock compensation, and research credits.

The Company has adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 for the year ended December 31, 2019.

The Company is no longer subject to federal and state income tax examination by tax authorities for year ended before 2019, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and other receivables arising from its normal business activities. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectable accounts and, as a consequence, believes that its accounts receivable related credit risk exposure beyond such allowance is limited.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

All of the Company’s revenues are derived from the sale of the proprietary CB5 formula and related products. E-commerce accounted for 44 % of revenues for the year ended December 31, 2019, respectively and brick and mortar retail accounted for 56% of revenues for the year ended December 31, 2019, respectively. The Company’s principal market in 2019 was the United States, but the Company plans to expand internationally in 2020. The Company maintains its cash and cash equivalents with various credit institutions. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, deposits of up to $250,000 at FDIC-insured institutions are covered by FDIC insurance. At times, deposits may be in excess of the FDIC insurance limit; however, management does not believe the Company is exposed to any significant related credit risk.

Leases

Prior to December 31, 2019, the Company accounted for leases under Accounting Standards Codification (ASC) 840, Accounting for Leases. Effective from December 31, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months.

ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the IBR as of that date.

The adoption of ASC 842 resulted in recording an adjustment to operating lease right of use assets and operating lease liabilities of $1,214,052 million and $1,251,896 million, respectively as of December 31, 2019. The difference between the operating lease ROU assets and operating lease liabilities at transition represented tenant improvements, and indirect costs that was derecognized. The adoption of ASC 842 did not materially impact our results of operations, cash flows, or presentation thereof.

Recent accounting pronouncement not yet effective

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability.  For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance.  Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines.  Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020.  We are currently evaluating the potential impact this standard will have on our financial statements and related disclosures.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)” – In August 2016, the FASB issued 2016-15.  Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.  ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice.  This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019.  Early adoption is permitted.  Adoption of this ASU will not have a significant impact on our statement of cash flows.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications.

This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. We are currently assessing the potential impact this standard will have on our financial statements and related disclosures.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

June 7, 2019 (date of formation) to December 31, 2019	Amount

Furniture and equipment	$14,381
Leasehold Improvement	102,666
Computer	409

Total property and equipment	117,456
Total accumulated depreciation	(2,984)

Total property and equipment, net	$114,472

Depreciation and amortization expense on property and equipment amounted to $2,984 for the period June 7, 2019 (date of formation) to December 31, 2019.

4.	LINES OF CREDIT – RELATED PARTIES

Lines of credit consisted of the following:

June 7, 2019 (date of formation) to December 31, 2019	Amount

July 2019 ($300,000 line of credit) - Line of credit with maturity date of June 30, 2021 with 6% interest per annum with unpaid principal balance and accrued interest payable on the maturity date.	$80,681

July 2019 ($150,000 line of credit) - Line of credit with maturity date of June 30, 2021 with 6% interest per annum with unpaid principal balance and accrued interest payable on the maturity date.	65,300

July 2019 ($300,000 line of credit) - Line of credit with maturity date of June 30, 2021 with 6% interest per annum with unpaid principal balance and accrued interest payable on the maturity date.	260,040

Total lines of credit	406,021

Less: Short-term portion	—

Total lines of credit - current portion	$406,021

July 2019 - $300,000 line of credit

On July 1, 2019, the Company entered into a line of credit agreement in the amount of $300,000 with maturity date of June 30, 2021. The line of credit bears interest at 6% per annum and interest and unpaid principal balance is payable on the maturity date. The Company had unused line of credit of $219,319 as of December 31, 2019

July 2019 - $150,000 line of credit

On July 1, 2019, the Company entered into a line of credit agreement in the amount of $150,000 with maturity date of June 30, 2021. The line of credit bears interest at 6% per annum and interest and unpaid principal balance is payable on the maturity date. The Company had unused line of credit of $84,700 as of December 31, 2019.

July 2019 - $300,000 line of credit

On July 1, 2019, the Company entered into a line of credit agreement in the amount of $300,000 with maturity date of June 30, 2021. The line of credit bears interest at 6% per annum and interest and unpaid principal balance is payable on the maturity date. The Company had unused line of credit of $39,960 as of December 31, 2019.

Total interest expense under lines of credit for the period July 1, 2019 (date of formation) to December 31, 2019 was $12,214.

5.	EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, “Earnings Per Share,” which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Dilutive earnings per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares which would consist of stock options outstanding (using the treasury method), which was none since the Company had net losses and any additional potential shares would be antidilutive.

The following table sets forth the computation of basic and diluted net income per common share:

June 7, 2019 (date of formation) to December 31, 2019	Amount

Net loss	$(2,866,073)
Dividends	—
Stock option	—

Adjusted net income (loss) attribution to stockholders	$(2,866,073)

Weighted-average shares of common stock outstanding
Basic and Diluted	118,766,430

Net income (loss) attribute to shareholders per share
Basic and Diluted	$(0.02)

6.	INCOME TAX PROVISION

The Company did not have material income tax provision (benefit) because of net loss and valuation allowances against deferred income tax provision for the year ended December 31, 2019.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

Description	Rate

Statutory federal rate	21.00%
State income taxes net of federal income tax benefit and others	0.00%
Permanent differences for tax purposes and others	0.00%
Change in valuation allowance	-21.00%

Effective tax rate	0.00%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance and state income tax benefit, offset by nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

6.	INCOME TAX PROVISION (continued)

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets:	FY 2019
Net Operating Loss	$574,694
Stock-based compensation	—
Other temporary differences	114,472
Total deferred tax assets	684,166

Less: Valuation Allowance	(684,166)

Total deferred tax assets	$0

At December 31, 2019, the Company had available net operating loss carryovers of approximately $689,167. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year's net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Nevada and is subject to income tax examinations by federal tax authorities for tax year ended 2019 and later and by not subject to Nevada authorities for tax year ended 2019 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2019, the Company has no accrued interest or penalties related to uncertain tax positions.

At year ending December 31, 2019, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $689,167. In addition, the Company had state tax net operating loss carryforwards of approximately $0. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

7.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

·	Outside Services – One of the Company’s outside contractor or consultant is Mr. Thomas Ziemann, a shareholder of the Company. Mr. Thomas Ziemann provides various consulting services to the Company. The Company recorded expense of $79,114 for period June 7, 2019 (date of formation) to December 31, 2019 and had outstanding balance recorded as accrued expense of $79,114 as of December 31, 2019.

·	Outside Services – One of the Company’s outside contractor or consultant is Mr. Daniel Capri, a shareholder and Chief Executive Officer of the Company. Mr. Daniel Capri provides various consulting and management services to the Company. The Company recorded expense of $16,295 for period June 7, 2019 (date of formation) to December 31, 2019 and had outstanding balance recorded as accrued expense of $16,295 as of December 31, 2019.

7.	RELATED PARTY TRANSACTIONS (continued)

·	Outside Services – One of the Company’s outside contractor or consultant is Mr. Rob Ekstedt, a shareholder of the Company. Mr. Rob Ekstedt provides various consulting services to the Company. The Company recorded expense of $4,000 for period June 7, 2019 (date of formation) to December 31, 2019 and had outstanding balance recorded as accrued expense of $4,000 as of December 31, 2019.

·	Outside Services – One of the Company’s outside contractor or consultant is Mr. Mike Quaid, a shareholder of the Company. Mr. Mike Quaid provides various consulting services to the Company. The Company recorded expense of $19,996 for period June 7, 2019 (date of formation) to December 31, 2019 and had outstanding balance recorded as accrued expense of $19,996 as of December 31, 2019.

·	Line of Credit – On July 1, 2019, the Company entered into a line of credit agreement in the amount of $300,000 with Daniel Capri, the owner and founder of Whale Sports and President of the Company. The maturity date of the line of credit is June 30, 2021.

·	Line of Credit – On July 1, 2019, the Company entered into a line of credit agreement in the amount of $150,000 with Giang Hoang, a shareholder of the Company. The maturity date of the line of credit is June 30, 2021.

·	Line of Credit – On July 1, 2019, the Company entered into a line of credit agreement in the amount of $300,000 with Michael Quaid, Chief Executive Officer of the Company. The maturity date of the line of credit is June 30, 2021.

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into the following operating facility lases:

·	Cheyenne Fairways – On July 25, 2019, the Company entered into an operating facility lease for its corporate office located in Las Vegas with 84 months term and with option to extend from 2 years to 5 years at the market rate. The lease started on September 1, 2019 and expires on August 31, 2026.

·	Cheyenne Technology Center – On September 16, 2019, the Company entered into an operating facility lease for its retail and warehouse located in Las Vegas for 37 months expiring on November 31, 2022.

The two facility leases for two separate locations dated on July 25, 2019 and September 16, 2019. Rent expense paid under the lease agreements for period June 7, 2019 (date of formation) to December 31, 2019 was $133,835.

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the incremental borrowing rate. The adoption of ASC 842 resulted in recording an adjustment to operating lease right of use assets and operating lease liabilities of $1,173,515 million and $1,211,359 million as of December 31, 2019. The difference between the operating lease ROU assets and operating lease liabilities at transition represented existing deferred rent expenses and tenant improvements, and indirect costs that was derecognized. The adoption of ASC 842 did not materially impact our results of operations, cash flows, or presentation thereof.

8.	COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

In accordance with ASC 842, the components of lease expense were as follows:

June 7, 2019 (date of formation) to December 31, 2019	Fairways	Technology Center	Total

Operating lease expense	$37,044	$3,523	$40,567

Total lease expense	$37,044	$3,523	$40,567

In accordance with ASC 842, maturities and operating lease liabilities as of December 31, 2019 were as follows:

Year ended December 31,	Fairways	Technology Center	Total

Undiscounted cash flows:
2020	$244,963	$29,389	$274,352
2021	231,695	30,564	262,259
2022	238,252	26,332	264,584
2023	244,810	—	244,810
2024	251,367	—	251,367
Thereafter	434,974	—	434,974
Total undiscounted cash flows	1,646,061	86,285	1,732,346

Discounted cash flows:
Lease liabilities - current	223,277	27,388	250,665
Lease liabilities - long-term	864,968	46,061	911,029
Total discounted cash flows	1,088,245	73,449	1,161,694

Difference between undiscounted and discounted cash flows	$557,816	$12,836	$570,652

8.	COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

In accordance with ASC 842, future minimum lease payments as of December 31, 2019 were as follows:

Year ending	Fairways	Technology Center	Total

Minimum lease payments
2020	$ 223,277	$ 27,388	$ 250,665
2021	187,112	25,784	212,896
2022	170,753	20,277	191,030
2023	155,707	-	155,707
2024	141,885	-	141,885
Thereafter	209,511	-	209,511

Present values of minimum lease payments	$ 1,088,245	$ 73,449	$ 1,161,694

Contingencies

The Company is subject to various legal proceedings from time to time as part of its business. As of December 31, 2019, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

9.	SUBSEQUENT EVENTS

During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the year ended December 31, 2019 other than the following:

•	On January 7, 2020, Boomer Holdings, Inc. executed an Agreement of Merger and Plan of Share Exchange (the “Exchange Agreement”), with BNW, Boomer Naturals Holdings, Inc., a Nevada corporation (“Boomer”), Boomer Naturals, Inc., and the shareholders of Boomer (the “Exchange”). Upon consummation of the transactions set forth in the Exchange Agreement (the “Closing”), the Boomer Holdings, Inc. adopted the business plan of Boomer. Pursuant to the terms of the Agreement, Boomer Holdings, Inc. agreed to acquire all of the outstanding shares of Boomer in exchange for the issuance of an aggregate 40,326,913 pre-split shares (the “Exchange Shares”) of the Boomer Holdings, Inc. Common Stock. Pursuant to the terms of the Exchange Agreement, BNW agreed to retire 8,000,000 shares of Boomer Holdings, Inc. Common Stock. As a result of the Exchange, Boomer became a wholly-owned subsidiary of Boomer Holdings, Inc. and following the consummation of the Exchange, the shareholders of Boomer will beneficially own approximately Ninety-Four Percent (94%) of the issued and outstanding Common Stock of Boomer Holdings, Inc..

•	On January 10, 2020, Boomer Naturals executed a Trademark License Agreement (the “License Agreement”) with Tommy Bahama Group, Inc. (“Tommy Bahama”) a wholly owned subsidiary of Oxford Industries, Inc. Pursuant to the terms of the License Agreement, Tommy Bahama agreed to license the Tommy Bahama trademark and other intellectual property from Tommy Bahama in connection with the manufacture, sale, distribution, advertisement and promotion of Boomer Holdings, Inc. products as more fully set forth in the License Agreement. The License Agreement requires Boomer Holdings, Inc. to pay minimum royalties for each license year and meet minimum net sales requirements of products under the licensed marks each year. The License Agreement may be terminated by Tommy Bahama before the end of the term for several reasons.

Boomer Holdings Inc.

PROSPECTUS

Prospectus dated March 11, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the costs and expenses payable by us in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

SEC registration fee	$1,634
Legal fees and expenses	20,000
Accounting fees and expenses	5,000
Printing and engraving expenses	2,500
Transfer agent and registrar fees and expenses	1,000
Other expenses	2,000

Total	$ 32,634

Item 14. Indemnification of Directors and Officers.

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of her position, if she acted in good faith and in a manner she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which she is to be indemnified, we must indemnify her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with each of the following unregistered sales and issuances of securities, except as otherwise provided below, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

Exhibit	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 16, 2020).

5.1	Opinion of McCarter & English LLP.*

10.1	2020 Employee Equity Incentive Plan.*

10.2	Agreement and Plan of Share Exchange (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2020)

10.3	Trademark License Agreement between Tommy Bahama Group, Inc. and Boomer Naturals, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 16, 2020)

23.1	Consent of Benjamin & Ko

23.2	Consent of McCarter & English LLP (included as part of Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this Registration Statement)

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser:

i.	If the registrant is relying on Rule 430B (Section 430B of this chapter):
A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Boomer Holdings Inc., a Nevada corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on March 11, 2020.

BOOMER HOLDINGS INC.

By:	/s/ Michael Quaid
Name: Michael Quaid
Title: Chief Executive Officer

Each person whose signature appears below constitutes and appoints Michael Quaid and Daniel Capri and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their, his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated.

SIGNATURE	TITLE	DATE

/s/ Daniel Capri. Daniel Capri.	President, Treasurer and Chairman (Principal Financial Officer)	March 11, 2020

/s/ Michael Quaid Michael Quaid	Chief Executive Officer, Director (Principal Executive Officer)	March 11, 2020

/s/ Thomas Ziemann Thomas Ziemann	Chief Operating Officer, Director	March 11, 2020